NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 1, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Post Properties, Inc. and Mid-America Apartment Communities, Inc. became effective before the open on December 1, 2016. Each share of Common Stock of Post Properties, Inc. was converted for 0.71 shares of Mid-America Apartment Communities, Inc. Common Stock. In addition, in the parent merger, each outstanding share of Post Properties, Inc. 8 1/2% Series A Cumulative Redeemable Preferred Shares will be automatically converted into the right to receive one newly issued share of Mid-America Apartment Communities, Inc. 8.50% Series I Cumulative Redeemable Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 1, 2016.